UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CONTENTS

On December 24, 2015, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) held its 2015 Annual General Meeting of Shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on two proposals, which were described in the notice and proxy statement relating to the Annual Meeting (which was annexed as Exhibit 99.1 to the Company’s amended Report of Foreign Private Issuer on Form 6-K/A furnished to the Securities and Exchange Commission on November 24, 2015).  Each proposal voted on at the Annual Meeting and listed below was approved by the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions), in accordance with the requirements under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.
Re-election to the Company’s Board of Directors (the “Board of Directors”) of each of Dilip Shanghvi, Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram), Sudhir Valia, James Kedrowski and Dov Pekelman (who constitute together all directors of the Company who are not External Directors (as defined in the Companies Law), to serve for a one year term, until the close of the next annual general meeting of shareholders.

2.
Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2016 and for the additional period until the close of the next annual general meeting of shareholders of the Company, and authorization of the fixing of their remuneration, in accordance with the volume and nature of their services, by the Audit Committee and/or the Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 28, 2015

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Subramanian Kalyanasundaram
Name:	Subramanian Kalyanasundaram
Title:	Chief Executive Officer and Director